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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PE 7/15/02

Report of Foreign Issuer

ORIGINAL

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 15, 2002

ORCHESTREAM HOLDINGS PLC
(Registrant's name)

Avon House
Kensington Village, Avonmore Road
London W14 8TS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by Orchestream Holdings plc ("Orchestream") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, Orchestream is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2002

ORCHESTREAM HOLDINGS PLC

By: ______________________

Anthony Finbow
Chief Financial Officer

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Release: Business Update, dated July 15, 2002	4

Orchestream®

ORCHESTREAM HOLDINGS PLC

Business Update

London, 15 July 2002, (LSE: OCH, NASDAQ: OCHS) Orchestream Holdings plc today announces the following:

- A prior year adjustment to reduce 2001 revenues by approximately £2.7 million and an adjustment to reduce Q1 2002 revenues by approximately £0.9 million;
- Preliminary, unaudited Q2 2002 revenues expected to be approximately £1.6 million. Cash collection in Q2 was £2.4 million and cash at bank as at 30 June 2002 was £10.0 million;
- Completion of an in depth operational review which commenced with the management changes announced on 29 May 2002, resulting in a series of cost reduction measures to reduce the company's ongoing expense base by £1.1million per quarter to approximately £3.1 million per quarter by the end of August, and
- Orchestream's American Depository Receipts (OCHS) to be de-listed from NASDAQ on 16 July 2002.

Anthony Finbow, Chief Executive of Orchestream commented:

"I'm disappointed that we have identified this revenue recognition issue and have had to restate our 2001 and Q1 2002 results. Having identified the extent of the restatement required we are now looking into how this issue arose. Until this process is complete it would be inappropriate to comment any further.

"Meanwhile, our operational review has concluded that our technology is strong and has good potential, but it is clearly prudent to bring our cost base much more in line with prevailing market conditions."

Continued....

Revenue recognition

Last week, it came to the attention of the Board that a sale recorded in Q4 2001 had been inappropriately recognised as revenue. Since this time, the Board has been conducting a detailed analysis of all outstanding receivables, assisted by its auditors, Ernst & Young. This analysis has now established that sales amounting to £2.7 million in 2001 and £0.9 million in Q1 2002 were inappropriately recognised as revenue.

In each case, the company believed that it had complied fully with the revenue recognition standard, Statement of Position 97-2 as laid out by the American Institute of Certified Public Accountants (AICPA). However, during the course of last week's analysis, additional contractual terms came to light that, had they been known at the time, would have resulted in these sales not being recognised in these periods.

Analysis continues as to why these additional contractual terms were not made known at the time and until this process is completed it is inappropriate to speculate or comment further on the matter.

As a consequence, the company's interim financial statements for the six months ended 30 June 2002 will incorporate a prior year adjustment of £2.7 million. The adjustment will result in a decrease in revenues and outstanding receivables and an increase in cumulative losses brought forward.

Following this restatement, revenues for 2001 were £12.1 million (previously reported as £14.8 million) and losses were £37.8 million (previously reported as £35.0 million). Unaudited revenues for Q1 2002 were £2.5 million (previously reported as £3.4 million) and losses were £5.7 million (previously reported as £4.8 million).

Q2 trading update

Revenues for the second quarter are expected to be in the region of £1.6 million. Within these revenues, Service Activator sales amounted to approximately £1.3 million.

New licence sales for first stage roll outs were made to several new customers in the quarter including France Telecom, Vodafone Ireland (Eircom) and Telefonica in South America.

The company had cash at bank as at 30 June 2002 of £10.0 million. Cash collection in the quarter amounted to £2.4 million. As a result of concerns about the financial viability of certain customers, an additional bad debt provision of £0.6 million will be recorded in the second quarter. Trade debtors at the end of Q2, net of adjustments and additional provisions, stand at £4.8 million.

Operational review

Following the appointments of Greg Lock as Executive Chairman and Anthony Finbow as Chief Executive on 29 May 2002, the executive management team of Orchestream has conducted a thorough review of the business and the operations of the company.

This review has confirmed the market leading position and strategic importance of the company's core Service Activator software product to Tier 1 Service Providers. Whilst this offers significant commercial opportunities for Orchestream in the medium to long term, current market conditions remain extremely difficult.

As a consequence, the company is today announcing a further series of cost reduction measures, designed to cut quarterly operating costs to £3.1 million by the end of August compared to the current run rate of £4.25 per quarter. These savings will principally come from a further reduction in headcount of approximately 60, bringing Group headcount to around 100.

The one off costs associated with these measures are expected to amount to £0.8 million in Q3 and are expected to result in savings of £1.1million per quarter.

Having brought the cost base more into line with prevailing market conditions, the Board has also initiated a strategic review to assess the longer term financing alternatives open to the Company. These include capital raising from existing or new shareholders, strategic investments from within the industry, asset sales or any other appropriate actions that will ensure the company is best placed to withstand current market conditions and is able to take advantage of its strong competitive position when the IP services market regains momentum.

NASDAQ de-listing

As part of the operational review we took the decision to de-list our American Depository Shares from NASDAQ as the resources required to maintain our listing were not in proportion to the trading volumes.

On 8 July 2002, the company received a NASDAQ Staff Determination to the effect that its ordinary shares evidenced by its American Depository Receipts are subject to de-listing from the NASDAQ at the opening of trading on 16 July 2002 as it has failed to comply with Marketplace Rule 4310 (C) (14). Owing to the extensive reorganisation of the company and management changes since the beginning of the year, Orchestream has not yet filed its annual report for the year ended 31 December 2001 on Form 20-F with the SEC. The company plans to file as soon as possible.

-ends-

For further information, please contact:

Anthony Finbow, Chief Executive
Orchestream Holdings plc 020 7348 1500

James Longfield/Georgina Briscoe
Hogarth Partnership Ltd 020 7357 9477

This news release may contain statements of a forward-looking nature relating to probable financial performance of Orchestream Holdings plc. Such statements are based upon the information currently available to management, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.